Hennessy Capital Investment Corp. V

3415 N. Pines Way, Suite 204

Wilson, Wyoming 83014

January 12, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, NE

Washington, D.C. 20549

Attn: Ms. Sherry Haywood

Re:	Hennessy Capital Investment Corp. V
Registration Statement on Form S-1, as amended
Filed December 22, 2020
File No. 333-251609

Dear Ms. Haywood:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Hennessy Capital Investment Corp. V hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 4:00 p.m. ET on January 14, 2021, or as soon as thereafter practicable.

Very truly yours,

/s/ Nicholas Petruska
Nicholas Petruska
Chief Financial Officer

cc:	Ellenoff Grossman & Schole LLP
Davis Polk & Wardwell LLP